EXHIBIT (8)(b)

                             [SERVICES AGREEMENT]

      This Agreement is entered into by and among AMERICAN GENERAL [Corporation], a corporation duly organized and existing under the laws of the State of Texas, and various of its subsidiaries named below, all of which companies together constitute the AMERICAN GENERAL GROUP OF COMPANIES, such companies being referred to hereinafter as "AFFILIATES" and the group as "GROUP".

                              W I T N E S S E T H

      WHEREAS, it has been a long-standing practice within the GROUP for each AFFILIATE, when called upon by another AFFILIATE to provide a service which the former is qualified to perform, to provide such requested service to such AFFILIATE, and

      WHEREAS, as part of that long-standing practice, the AFFILIATE providing such service is reimbursed for the costs and expenses which it has incurred in providing such service by the AFFILIATE receiving such service, so that neither AFFILIATE incurs a loss nor realizes a profit at the expense of the other AFFILIATE by reason of the providing of such service, . . .


      NOW, THEREFORE, it is agreed among the AFFILIATES as follows:

      1. Whenever any AFFILIATE shall perform a service at the request of and for the benefit of another AFFILIATE, the AFFILIATE rendering such service shall be reimbursed for the costs and expenses which it incurs in providing such service by the AFFILIATE receiving such service, so that neither AFFILIATE shall incur a loss nor realize a profit at the expense of the other AFFILIATE by reason thereof. The terms of such reimbursement are to be fair and equitable.

      2. Charges or fees for services performed by one AFFILIATE for another shall be reasonable.

      3. The books, accounts, and records of each AFFILIATE shall at all times be so maintained as to disclose clearly and accurately the precise nature and details of all transactions covered by this agreement.